

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 25, 2009

Michael A. Barron
Liberty Capital Asset Management, Inc.
2470 St. Rose Parkway, Suite 314
Henderson, NV 89074

> **Re:** **Liberty Capital Asset Management, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed August 19, 2009**
> **File No. 333-144973**

Dear Mr. Baron:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Babette Cooper
Staff Accountant